May 23, 2025

VIA ELECTRONIC TRANSMISSION

Patrick Kuhn

Stephen Kim

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Henry Schein, Inc.

Form 10-K for Fiscal Year Ended December 28, 2024

File No. 000-27078

Dear Mr. Kuhn and Mr. Kim:

Reference is made to the comments of the staff of the Securities and Exchange Commission, with respect to the Form 10-K for the fiscal year ended December 28, 2024 of Henry Schein, Inc. (the “Company”), in your letter dated May 20, 2025 (the “Comment Letter”).

Per my telephone conversation with Patrick Kuhn on May 23, 2025, the Company’s request for an extension to June 18, 2025 to respond to the Comment Letter (which is an additional 10 business days beyond the original due date set forth in the Comment Letter) has been granted.

Please contact me at (631) 944-0430 should you have any questions.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Jennifer Ferrero
	Name:	Jennifer Ferrero
	Title:	Vice President, Senior Counsel & Corporate Secretary